Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2025 Results

Shanghai, China—October 27, 2025—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2025.

Third Quarter 2025 Financial and Operating Highlights

•	Total cash, short-term investments, bank notes receivable and fixed term bank deposit balance was $2.21 billion at the end of Q3 2025, compared to $2.06 billion at the end of Q2 2025

•	Polysilicon production volume was 30,650 MT in Q3 2025, compared to 26,012 MT in Q2 2025

•	Polysilicon sales volume was 42,406 MT in Q3 2025, compared to 18,126 MT in Q2 2025

•	Polysilicon average total production cost(1) was $6.38/kg in Q3 2025, compared to $7.26/kg in Q2 2025

•	Polysilicon average cash cost(1) was $4.54/kg in Q3 2025, compared to $5.12/kg in Q2 2025

•	Polysilicon average selling price (ASP) was $5.80/kg in Q3 2025, compared to $4.19/kg in Q2 2025

•	Revenue was $244.6 million in Q3 2025, compared to $75.2 million in Q2 2025

•	Gross profit was $9.7 million in Q3 2025, compared to gross loss of $81.4 million in Q2 2025. Gross margin was 3.9% in Q3 2025, compared to -108.3% in Q2 2025

•	Net loss attributable to Daqo New Energy Corp. shareholders was $14.9 million in Q3 2025, compared to $76.5 million in Q2 2025

•	Loss per basic American Depositary Share (ADS)(3) was $0.22 in Q3 2025, compared to $1.14 in Q2 2025

•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $3.7 million in Q3 2025, compared to adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders of $57.9 million in Q2 2025

•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $0.05 in Q3 2025, compared to adjusted loss per basic ADS(3) (non-GAAP)(2) $0.86 in Q2 2025

•	EBITDA (non-GAAP)(2) was $45.8 million in Q3 2025, compared to -$48.2 million in Q2 2025. EBITDA margin (non-GAAP)(2) was 18.7% in Q3 2025, compared to -64.0% in Q2 2025

	Three months ended
US$ millions except as indicated otherwise	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
Revenues	244.6	75.2	198.5
Gross profit/(loss)	9.7	(81.4)	(60.6)
Gross margin	3.9%	(108.3)%	(30.5)%
Loss from operations	(20.3)	(115.0)	(98.0)
Net loss attributable to Daqo New Energy Corp. shareholders	(14.9)	(76.5)	(60.7)
Loss per basic ADS(3) ($ per ADS)	(0.22)	(1.14)	(0.92)
Adjusted net income/(loss) (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	3.7	(57.9)	(39.4)
Adjusted earnings/(loss) per basic ADS(3) (non-GAAP)(2) ($ per ADS)	0.05	(0.86)	(0.59)
EBITDA (non-GAAP)(2)	45.8	(48.2)	(34.3)
EBITDA margin (non-GAAP)(2)	18.7%	(64.0)%	(17.3)%
Polysilicon sales volume (MT)	42,406	18,126	42,101
Polysilicon average total production cost ($/kg)(1)	6.38	7.26	6.61
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	4.54	5.12	5.34

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, “With the recovery of market prices across the solar PV value chain in the third quarter of 2025, we believe the industry is gradually recovering from its cyclical downturn. In particular, the polysilicon sector reached an inflection point during the quarter, with prices rebounding significantly. As a result, we are pleased to report that for the third quarter, Daqo New Energy recorded positive EBITDA of $45.8 million, as well as adjusted net income of $3.7 million. Moreover, our strong balance sheet was further reinforced. As of September 30, 2025, the Company had cash balance of $552 million, short-term investments of $431 million, bank notes receivables balance of $157 million, and total fixed term bank deposit balance of $1.1 billion. In total, our bank deposit and financial investment assets, readily convertible into cash if needed, stood at $2.21 billion, representing an increase of $148 million compared to the end of the second quarter. Our solid financial foundation provides us with confidence and strategic flexibility to navigate the ongoing market recovery and capture long-term opportunities.”

"Operationally, the Company implemented proactive measures to counteract the continued market oversupply, maintaining a nameplate capacity utilization rate of 40%. Total polysilicon production for the quarter was 30,650 MT, slightly above our guidance range of 27,000 to 30,000 MT. We also capitalized on favorable pricing conditions to sell not only our current quarter's output but also a significant portion of our existing inventory, leading to a sharp rise in our sales volume to 42,406 MT from 18,126 MT in the previous quarter. The strong increase in sales volume reflects both our customers’ confidence in Daqo’s product quality and their continued preference for our products in the new pricing environment. As a result, our sales volume far exceeded production, bringing our inventory down to a healthy level."

“On another positive note, production cost declined significantly during the third quarter, extending our ongoing cost reduction trend. Total production cost declined by 12% to $6.38/kg in Q3 2025 from $7.26/kg in Q2 2025. Total idle facility related cost, primarily non-cash depreciation expenses, also fell to $1.18 in Q3 from $1.38 in Q2, driven by higher production levels. In particular, our cash cost decreased by 11% from $5.12/kg in Q2 to $4.54/kg in Q3, the lowest in the Company’s history. Cash cost includes approximately $0.16/kg of idle facility maintenance related cost.”

“In light of the current market conditions, we expect our total polysilicon production volume in the fourth quarter of 2025 to be approximately 39,500 MT to 42,500 MT. As a result, we anticipate our full year 2025 production volume to be in the range of 121,000 MT to 124,000 MT.”

“At the industry level, according to industry statistics, monthly supply of polysilicon in Q3 remained in the range of approximately 100,000 MT to 130,000 MT. On September 24, President Xi announced China’s new 2035 environmental targets at the United Nations Climate Summit. These targets include increasing the share of non-fossil fuels in total energy consumption to over 30 percent, and expanding the installed capacity of wind and solar power to over six times the 2020 level, aiming to reach a cumulative capacity to 3,600GW by 2035. The official announcement reaffirmed China’s ambitious strategy to transition toward a low-carbon energy structure, with solar PV playing a pivotal role in the process.”

“Entering the third quarter, China’s “anti-involution” initiative to restrict low-price competition in the polysilicon sector continued to impact the industry. Market expectations of consolidation and tighter supply have improved overall industry fundamentals. In particular, on August 19, the Ministry of Industry and Information Technology, the Central Ministry of Social Work, the National Development and Reform Commission, the State Council's State-owned Assets Administration Commission, the General Administration of Market Supervision, and the National Energy Administration jointly held a symposium on the photovoltaic industry. The meeting emphasized the need to strengthen industrial regulation, curb disorderly low-price competition, standardize product quality, and promote industry self-discipline. On September 16, the Standardization Administration of China released a draft of a new mandatory national standard setting energy consumption limits per unit of polysilicon production. Once implemented, polysilicon manufacturers with unit energy consumption higher than 6.4kgce/kg must implement corrective improvements within a specified period. Those failing to comply or meet the entry threshold (5.5kgce/kg) after rectification will be ordered to cease operations. According to China’s Silicon Industry Association, China’s effective capacity of polysilicon production is expected to decline to 2.4million MT/year, a decrease of 16.4% from the end of 2024 and of 31.4% from total installed production capacity. We expect that the implementation of this new energy consumption standard will substantially ease the issue of industry overcapacity. As a result of these more forceful measures, polysilicon price rose sharply to RMB 45-49/kg in July from RMB 32-35/kg in June and further climbed to RMB49-55/kg at the end of the quarter.”

“The solar PV industry continues to demonstrate strong long-term growth prospects. In the medium term, we believe that a combination of industry self-discipline and government anti-involution regulations will help foster a healthier and more sustainable industry. In the long run, as one of the most cost-effective and sustainable energy sources globally, solar power is expected to remain a key driver of the global energy transition and sustainable development. Looking ahead, Daqo New Energy is well positioned to capture the long-term growth in the global solar PV market and further strengthen its competitive edge by enhancing its higher-efficiency N-type technology and optimizing its cost structure through digital transformation and AI adoption. As one of the world’s lowest-cost producers of the highest-quality N-type product, and with a strong balance sheet and no bank loan, we are confident in our ability to capitalize on the market recovery and emerge as an industry leader, well positioned to seize future growth opportunities.”

Outlook and guidance

The Company expects to produce approximately 39,500 MT to 42,500 MT of polysilicon during the fourth quarter of 2025. The Company expects to produce approximately 121,000 MT to 124,000 of polysilicon for the full year of 2025, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2025 Results

Revenues

Revenues were $244.6 million, compared to $75.2 million in the second quarter of 2025 and $198.5 million in the third quarter of 2024. The increase in revenues compared to the second quarter of 2025 was primarily due to an increase in both sales volume and the average selling price.

Gross profit and margin

Gross profit was $9.7 million, compared to gross loss of $81.4 million in the second quarter of 2025 and gross loss of $60.6 million in the third quarter of 2024. Gross margin was 3.9%, compared to -108.3% in the second quarter of 2025 and -30.5% in the third quarter of 2024. The increase in gross margin compared to the second quarter of 2025 was primarily because of an increase in the average selling price, a decrease in production cost and write-off of provision for inventory impairment.

Selling, general and administrative expenses

Selling, general and administrative expenses were $32.3 million, compared to $32.1 million in the second quarter of 2025 and $37.7 million in the third quarter of 2024. SG&A expenses during the third quarter included $18.6 million in non-cash share-based compensation cost related to the Company’s share incentive plans, compared to $18.6 million in the second quarter of 2025.

Research and development expenses

Research and development (R&D) expenses were $0.6 million, compared to $0.8 million in the second quarter of 2025 and $0.8 million in the third quarter of 2024. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $20.3 million, compared to $115.0 million in the second quarter of 2025 and $98.0 million in the third quarter of 2024.

Operating margin was -8.3%, compared to -152.9% in the second quarter of 2025 and -49.4% in the third quarter of 2024.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $14.9 million, compared to $76.5 million in the second quarter of 2025 and $60.7 million in the third quarter of 2024.

Loss per basic American Depository Share (ADS) was $0.22, compared to $1.14 in the second quarter of 2025 and $0.92 in the third quarter of 2024.

Adjusted net income/(loss) (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted earnings/(loss) per ADS(non-GAAP)

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $3.7 million, compared to adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $57.9 million in the second quarter of 2025 and $39.4 million in the third quarter of 2024.

Adjusted earnings per basic American Depository Share (ADS) was $0.05, compared to adjusted loss per basic American Depository Share (ADS)$0.86 in the second quarter of 2025 and $0.59 in the third quarter of 2024.

EBITDA

EBITDA (non-GAAP) was $45.8 million, compared to -$48.2 million in the second quarter of 2025 and -$34.3 million in the third quarter of 2024. EBITDA margin (non-GAAP) was 18.7%, compared to -64.0% in the second quarter of 2025 and -17.3% in the third quarter of 2024.

Financial Condition

As of September 30, 2025, the Company had $551.6 million in cash, cash equivalents and restricted cash, compared to $598.6 million as of June 30, 2025 and $853.4 million as of September 30, 2024. As of September 30, 2025, short-term investment was $431.3 million, compared to $418.8 million as of June 30, 2025 and $245.0 million as of September 30, 2024. As of September 30, 2025, notes receivable balance was $157.0 million, compared to $49.0 million as of June 30, 2025 and $83.0 million as of September 30, 2024. Notes receivable represents bank notes with maturity within six months. As of September 30, 2025, the balance of fixed term deposits within one year was $1,034.5 million, compared to $960.7 million as of June 30, 2025 and $1,215.2 million as of September 30, 2024.

Cash Flows

For the nine months ended September 30, 2025, net cash used in operating activities was $50.0 million, compared to $376.5 million in the same period of 2024.

For the nine months ended September 30, 2025, net cash used in investing activities was $448.9 million, compared to $1.7 billion in the same period of 2024. The net cash used in investing activities in 2025 was primarily related to purchases of short-term investments and fixed term deposits.

For the nine months ended September, 2025, net cash used in financing activities was $32.0 thousand, compared to $48.5 million in the same period of 2024.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM U.S. Eastern Time on Monday, October 27, 2025 (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the earnings conference call are as follows:

Participant dial in (U.S. toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Hong Kong local toll: +852-301-84992

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy Corp. call.

Webcast link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=PBni7hsJ

A replay of the call will be available 1 hour after the conclusion of the conference call through November 3, 2025. The dial in details for the conference call replay are as follows:

U.S. toll free: +1-877-344-7529

International toll: +1-412-317-0088

Canada toll free: 855-669-9658

Replay access code: 9478610

To access the replay through an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “guidance” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2025 and quotations from management in these announcements, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Revenues	244,601	75,189	198,496	443,704	833,721
Cost of revenues	(234,949)	(156,595)	(259,090)	(596,994)	(981,390)
Gross profit/(loss)	9,652	(81,406)	(60,594)	(153,290)	(147,669)
Operating expenses
Selling, general and administrative expenses	(32,287)	(32,121)	(37,727)	(99,493)	(113,686)
Research and development expenses	(559)	(796)	(813)	(1,862)	(4,187)
Other operating income/(expense)	2,890	(664)	1,092	5,300	2,389
Total operating expenses	(29,956)	(33,581)	(37,448)	(96,055)	(115,484)
Loss from operations	(20,304)	(114,987)	(98,042)	(249,345)	(263,153)
Interest income, net	2,944	1,593	1,604	7,207	22,603
Foreign exchange gain/(loss)	3	3	(752)	28	(2,427)
Investments income	5,471	6,574	8,253	18,399	15,402
Loss before income taxes	(11,886)	(106,817)	(88,937)	(223,711)	(227,575)
Income tax (expense)/benefit	(2,958)	8,172	12,007	17,488	20,934
Net loss	(14,844)	(98,645)	(76,930)	(206,223)	(206,641)
Net income/(loss) attributable to non-controlling interest	74	(22,167)	(16,206)	(42,988)	(41,608)
Net loss attributable to Daqo New Energy Corp. shareholders	(14,918)	(76,478)	(60,724)	(163,235)	(165,033)

Loss per ADS
Basic	(0.22)	(1.14)	(0.92)	(2.43)	(2.50)
Diluted	(0.22)	(1.14)	(0.92)	(2.43)	(2.50)

Weighted average ADS outstanding
Basic	67,547,032	67,243,161	66,306,870	67,245,022	66,007,875
Diluted	67,547,032	67,243,161	66,306,870	67,245,022	66,007,875

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30, 2025	Jun. 30, 2025	Sep. 30, 2024
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	551,564	598,576	853,401
Short-term investments	431,341	418,822	244,982
Accounts and notes receivable	156,994	49,063	84,507
Inventories	121,437	167,601	206,877
Fixed term deposit within one year	1,034,472	960,695	1,215,165
Other current assets	317,988	327,788	292,610
Total current assets	2,613,796	2,522,545	2,897,542
Property, plant and equipment, net	3,409,878	3,446,352	3,903,436
Prepaid land use right	154,163	154,077	159,853
Fixed term deposit over one year	33,944	33,584	28,536
Other non-current assets	130,443	133,473	59,338
TOTAL ASSETS	6,342,224	6,290,031	7,048,705

Current liabilities:
Accounts payable and notes payable	83,259	49,629	40,860
Advances from customers - short term portion	24,221	20,980	56,240
Payables for purchases of property, plant and equipment	312,170	336,716	454,364
Other current liabilities	42,695	39,484	77,597
Total current liabilities	462,345	446,809	629,061
Advance from customers - long term portion	16,916	18,197	76,734
Other non-current liabilities	18,084	18,120	18,489
TOTAL LIABILITIES	497,345	483,126	724,284

EQUITY:
Total Daqo New Energy Corp.’s shareholders’ equity	4,353,992	4,325,251	4,705,832
Non-controlling interest	1,490,887	1,481,654	1,618,589
Total equity	5,844,879	5,806,905	6,324,421
TOTAL LIABILITIES & EQUITY	6,342,224	6,290,031	7,048,705

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2025	2024
Operating Activities:
Net loss	(206,223)	(206,641)
Adjustments to reconcile net income to net cash provided by operating activities	354,862	395,599
Changes in operating assets and liabilities	(198,655)	(565,447)
Net cash used in operating activities	(50,016)	(376,489)

Investing activities:
Purchases of property, plant and equipment	(120,304)	(325,558)
Purchases of land use right	-	(10,089)
Purchase of short-term investments and fixed term deposits	(3,388,145)	(2,901,491)
Redemption of short-term investments and fixed term deposits	3,059,570	1,489,391
Net cash used in investing activities	(448,879)	(1,747,747)

Financing activities:
Net cash used in financing activities	(32)	(48,498)

Effect of exchange rate changes	12,142	(21,821)
Net decrease in cash, cash equivalents and restricted cash	(486,785)	(2,194,555)
Cash, cash equivalents and restricted cash at the beginning of the period	1,038,349	3,047,956
Cash, cash equivalents and restricted cash at the end of the period	551,564	853,401

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Nine months ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net loss	(14,844)	(98,645)	(76,930)	(206,223)	(206,641)
Income tax expense/(benefit)	2,958	(8,172)	(12,007)	(17,488)	(20,934)
Interest income, net	(2,944)	(1,593)	(1,604)	(7,207)	(22,603)
Depreciation & Amortization	60,595	60,253	56,218	180,093	147,845
EBITDA (non-GAAP)	45,765	(48,157)	(34,323)	(50,825)	(102,333)
EBITDA margin (non-GAAP)	18.7%	(64.0)%	(17.3)%	(11.5)%	(12.3)%

	Three months ended			Nine months ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net loss attributable to Daqo New Energy Corp. shareholders	(14,918)	(76,478)	(60,724)	(163,235)	(165,033)
Share-based compensation	18,605	18,606	21,312	55,817	62,850
Adjusted net profit/(loss) (non-GAAP) attributable to Daqo New Energy Corp. shareholders	3,687	(57,872)	(39,412)	(107,418)	(102,183)
Adjusted profit/(loss) per basic ADS (non-GAAP)	0.05	(0.86)	(0.59)	(1.60)	(1.55)
Adjusted profit/(loss) per diluted ADS (non-GAAP)	0.05	(0.86)	(0.59)	(1.60)	(1.55)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178-1749-0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480-614-3004
Email: lbergkamp@christensencomms.com